

September 7, 2010

Shyam K. Kumaria
Vice President, Finance
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618

Re: Spectrum Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Proxy Statement on Schedule 14A
Supplemental Response filed August 10, 2010
File Number: 000-28782

Dear Mr. Kumaria:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

1. We note your response to our prior comment 3. In addition to the proposed disclosure you have provided, please expand your draft disclosure to explain the Compensation Committee's logic in determining that the satisfaction of the Company's various corporate performance goals warranted a $1 million bonus for Dr. Shrotriya and a $60,000 bonus for Mr. Kumaria. Notwithstanding that this determination was subjective and not formulaic, please explain how the Compensation Committee reasoned that the level of achievement of the Company's goals in 2009 translated to the particular monetary awards given. You should also explain the large disparity between the sizes of the two awards.

2. Please identify the third-party surveys of peer companies that you use for the purpose of benchmarking the compensation levels of your executive officers.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mike Rosenthall at (202) 551-3674 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director